WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

November 10, 2010

Chambre Malone
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Enviratrends, Inc.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-164086

Dear Ms. Malone:

We have filed on EDGAR the above Amendment No. 2.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1.
We have substantially revised the discussion related to these bullet points, providing additional detail and addressing the fact that we have revised our business plan and believe we can commence generating revenues with minimal additional capital.  We have disclosed that we are registering our shares for resale at this time despite our need to raise additional capital because we believe registering these shares will facilitate our ability to secure a qualification for quotation of our securities on the OTCBB and that this qualification will facilitate our ability to raise this minimal amount of additional funding and have added the requested risk factor.

2.	We have provided the requested information concerning Vista Partners.
3.
The private placement conducted after the filing of our initial registration statement should not be integrated with the public offering for the following reason:

The private offering meets the requirements of non-integration set forth in Securities Act Release No. 8828 in that:

•     The prospective private placement investors became interested in the concurrent private placement through a substantive, pre-existing relationship with the company as well as direct contact by the company or its agents outside of the public offering effort.

•     The prospective investors were not identified or contacted through the marketing of the public offering and did not independently contact the issuer as a result of the general solicitation by means of the registration statement.

The registration statement was not used in connection with the placement, either as general advertising or solicitation or otherwise.

We have disclosed the required information in Item 701.

4.	Disclosure revised
5.	We have included a detailed discussion of our reasons for incorporating in Wyoming
6.	This disclosure has been revised.
7.	This disclosure has been eliminated.
8.	Disclosure revised to remove implication.
9.	Disclosure revised to remove implication.
10.	Disclosure eliminated for reasons cited in comment.

11.	Disclosure revised to included Mr. Haraburda’s specific holding.
12.	Sentence fragment completed.
13.	Natural person named.
14.	Previous response was a scrivener error and has been revised. Mr. Burk and Mr. Williams are counsel to the company and not affiliates.
15.	Complete history provided.
16.	Table redone and totals reconciled.
17.	Disclosure throughout section revised per this comment.
18.	Sentence revised here and throughout to indicate third parties will manufacture our products.
19.	Manufacturing process described in greater detail.
20.	Disclosure revised to indicate why current plan does not involve buying furnaces at this time.
21.	Intellectual property discussion revised.
22.	Intellectual property discussion revised.
23.	Plan if we cannot raise minimal funds from investors disclosed.
24.	Removed.
25.	We have no commitments.
26.	Amount raised to June 30, 2010 added.
27.	Revised amount through June 30, 2010 added.
28	Exhibit filed
29	Information requested in 4 bullet points added.
30	Updated financials added.
31	Revised footnote disclosure to reflect September 30 year end.
32	Revised the disclosure.
33	We have described the services provided in greater detail and the value of the services.
34	Exhibit list revised to include full titles
35	Exhibit retagged as requested
36	Exhibit description of amended agreement added
37	Revised exhibit filed